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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                            (Amendment No. 5)*
                      -------------------------------
                            PREMIER PARKS INC.
                             (Name of Issuer)

                       Common Stock, $.01 par value
                      (Title of Class of Securities)

                                  886506
                              (CUSIP Number)
                     --------------------------------
                             Paul A. Biddelman
                           Hanseatic Corporation
                        450 Park Avenue, Suite 2302
                         New York, New York 10022
(Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                      -------------------------------

                              March 11, 1996
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box.
                               ------
Check the following box if a fee is being paid with the statement.

          ------
(A fee is not required only if the reporting person: (a) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  886506

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

     Hanseatic Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY  OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     14,647,883 (see footnote 1)

8    SHARED VOTING POWER

     --

9    SOLE DISPOSITIVE POWER

     14,647,883 (see footnote 1)

10   SHARED DISPOSITIVE POWER

     --

11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

      14,647,883 (see footnote 1)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN  SHARES*

      ------



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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      45.3% (see footnote 2)

14    TYPE OF REPORTING PERSON*

      CO

-----------------
(1) Includes 8,024,242 shares (the "New Conversion Shares") issuable upon conversion of shares of Series A 7% Cumulative Convertible Preferred Stock.

(2) Based upon an aggregate of 24,287,772 shares reported as outstanding in the issuer's most recent quarterly report on Form 10-Q, plus the New Conversion Shares.


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
CUSIP NO.  886506

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

          Wolfgang Traber

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a)
             -----

          (b)
             -----

3         SEC USE ONLY

4         SOURCE OF FUNDS*

          Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

          -----

6         CITIZENSHIP OR PLACE OR ORGANIZATION

          Germany

NUMBER OF SHARES BENEFICIALLY  OWNED BY EACH REPORTING PERSON WITH:

7         SOLE VOTING POWER

          --

8         SHARED VOTING POWER

          14,647,883 (see footnotes 1 and 2)

9         SOLE DISPOSITIVE POWER

          --

10        SHARED DISPOSITIVE POWER

          14,647,883 (see footnotes 1 and 2)

11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          14,647,883 (see footnotes 1 and 2)

12        CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES
          CERTAIN SHARES*

          -----



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13        PERCENT OF CLASS REPRESENTED BY AMOUNT  IN ROW (11)

          45.3% (see footnote 3)

14        TYPE OF REPORTING PERSON*

          IN

---------------
(1) Represents shares beneficially owned by Hanseatic Corporation; the undersigned holds in excess of a majority of the shares of capital stock of Hanseatic Corporation.

(2)       Includes the New Conversion Shares.

(3) Based upon an aggregate of 24,287,772 shares reported as outstanding in the issuer's most recent quarterly report on Form 10-Q, plus the New Conversion Shares.

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                          INTRODUCTORY STATEMENT

          Pursuant to Reg. Section 240.13d-2, this Amendment No. 5 to
Schedule 13D discloses changes in the Statement on Schedule 13D dated October 30, 1992, as amended by Amendment No. 1 thereto dated March 8, 1993, Amendment No. 2 thereto dated July 28, 1993,
Amendment No. 3 thereto dated October 12, 1994 and Amendment No. 4 dated August 15, 1995 (together, the "Amended Statement on Schedule 13D"), filed jointly by Hanseatic Corporation ("the "Stockholder") and Wolfgang Traber ("Traber"), and therefore does not restate the items therein in their entirety.

Item 1.        Security and Issuer.
               -------------------

          This statement relates to shares of the common stock, $.01 par value (the "Common Stock"), of Premier Parks Inc., a Delaware corporation (the "Corporation"). The principal executive offices of the Corporation are located at 11501 Northeast Expressway, Oklahoma City, OK 73131.

Item 2.        Identity and Background.
               -----------------------

          This statement is filed jointly, pursuant to Rule 13d-1(f)(1), by the Stockholder and by Traber, who holds in excess of a majority of the shares of capital stock of the Stockholder. The Stockholder, whose principal business is investing, has its principal business and offices at 450 Park Avenue, Suite 2302, New York, New York
10022. The names, citizenship,business or residence address and principal occupation of Traber and of each executive officer and director of the Stockholder is set forth in Annex 1 attached hereto, which information is incorporated herein by reference. No person or entity responding hereunder shall be responsible for the completeness or accuracy of any information contained herein with respect to any other person or entity.

          During the last five years, neither the Stockholder nor Traber, nor to the best of the knowledge of the Stockholder, any executive officer, director or controlling person of the Stockholder identified in Annex 1, has (a) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.







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Item 3.        Source and Amount of Funds or
               Other Consideration.
               -----------------------------

          Effective March 11, 1996, a participating interest in an aggregate of 12,915,323 shares of Common Stock theretofore beneficially owned, within the meaning of Rule 13d-3 under the Securities and Exchange Act of 1934 (the "Exchange Act"), by the Stockholder (including 6,751,515 issuable upon conversion of 111,400 shares of the Series A 7% Cumulative Convertible Preferred Stock, $1.00 par value [the "Preferred Stock"], of the Corporation theretofore beneficially owned by the Stockholder), was contributed to Hanseatic Americas LDC, a Bahamian limited duration company in which the sole managing member is Hansabel Partners, L.L.C., a Delaware limited liability company in which the sole managing member is the Stockholder (the "Hanseatic Americas Transaction").

Item 4.        Purpose of Transaction.
               ----------------------

          The purpose of the Hanseatic Americas Transaction was to consolidate certain interests in shares of Common Stock and Preferred Stock beneficially owned by the Stockholder with other assets held by the Stockholder and other parties.

          Pursuant to Rule 13d-4, any statements by Traber herein shall not be construed as an admission that Traber is, for purposes of
Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities of the Corporation. Traber does not intend to exercise any power to vote or to direct the vote, or to dispose or to direct the disposition of any securities of the Corporation that he may be deemed beneficially to own except as determined by management of the Stockholder.

          Except as stated in response to Item 4 of the Amended
Statement on Schedule 13D, as amended herein, neither the Stockholder nor Traber have any plans or proposals which relate to or would result in any other action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.        Interest in Securities of the Issuer.
               ------------------------------------

          (a) As of March 11, 1996, the Stockholder beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 14,647,883 shares of Common Stock (including an aggregate of 8,024,242 shares
[the "New Conversion Shares"] issuable upon conversion of 132,400 shares [the "Preferred Shares"] of Preferred Stock), constituting, to the best of the knowledge of the Stockholder, 45.3% of the issued and outstanding shares of Common Stock. The foregoing calculation is based upon an aggregate of 24,287,772 shares of Common Stock outstanding as reported in the Corporation's most recent quarterly report on Form 10-Q.


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          Traber holds in excess of a majority of the shares of capital stock of the Stockholder and, accordingly, may be deemed beneficially to own the securities of the Corporation held by the Stockholder. As disclosed by such persons to the Stockholder, none of the executive officers or directors of the Stockholder set forth on Annex 1 to the Amended Statement on Schedule 13D beneficially own any shares of the Common Stock.

          (b) All of the shares stated above as beneficially owned by the Stockholder are held by the Stockholder with sole power to vote or to direct the vote thereof, and with sole power to dispose or to direct the disposition thereof. All securities of the Corporation that may be deemed to be beneficially owned by Traber are held with shared power to vote or to direct the vote thereof, and with shared power to dispose or to direct the disposition thereof, with the Stockholder.

          (c) Effective March 11, 1996, a participating interest in an aggregate of 12,915,323 shares of Common Stock theretofore beneficially owned by the Stockholder (including 6,751,515 shares issuable upon conversion of Preferred Stock), was contributed to Hanseatic Americas LDC, a Bahamian limited duration company in which the sole managing member is Hansabel Partners L.L.C., a Delaware limited liability company in which the sole managing member is the Stockholder.

          (d) The right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 12,915,323 shares of Common Stock (including 6,751,515 shares issuable upon conversion of Preferred Stock), constituting approximately 41.6% of the outstanding Common Stock, is held by Hanseatic Americas LDC, a Bahamian limited duration company in which the sole managing member is Hansabel Partners, L.L.C., a Delaware limited liability company in which the sole managing member is the Stockholder. Certain additional clients of the Stockholder who provided funds for the acquisition by the Stockholder of its investment in the Corporation (including the Preferred Shares) have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the remaining shares of Common Stock beneficially owned by the Stockholder. No such client's interest in such dividends or proceeds relates to more than five percent of the outstanding Common Stock (including the New Conversion Shares).

          (e)  Not applicable.

Item 7.        Materials to be Filed as Exhibits.
               ---------------------------------

          Exhibit A - Agreement pursuant to Rule 13d-1(f)(iii)
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                                 SIGNATURE
                                 ---------

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 1996                   HANSEATIC CORPORATION



                                        By s/Paul A. Biddelman
                                          -----------------------------


Dated: March 11, 1996                   s/Wolfgang Traber
                                        -------------------------------
                                        Wolfgang Traber


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                                                       Annex 1

                                                       Principal
Name and                                               Occupation,
Business or                            Relationship    Employer and
Residence                              to Hanseatic    Address of
 Address                 Citizenship   Corporation       Employer
-----------              -----------   -----------     ------------

Fernando Montero         Peru          President and   President
Grand Bay Plaza                         Director       Hanseatic Corporation
2665 S. Bayshore Drive                                 Grand Bay Plaza
Suite 1101                                             2665 S. Bayshore Drive
Coconut Grove, FL 33133                                Suite 1101
                                                       Coconut Grove, FL
                                                            33133

Gustav zu                Germany        Director       Director
  Salm-Horstmar                                        Bank von Ernst
Bank von Ernst                                           & Co., Ltd.
  & Co., Ltd.                                          86 Jermyn Street
86 Jermyn Street                                       London SW 1
London SW 1

Karl-Erbo Kageneck       Germany        Director       Attorney
King & Spalding                                        King & Spalding
120 West 45th Street                                   120 West 45th Street
New York, NY  10036                                    New York, NY 10036

Paul A. Biddelman        United States  Treasurer      Treasurer
Hanseatic Corporation                                  Hanseatic Corporation
450 Park Avenue                                        450 Park Avenue
Suite 2302                                             Suite 2302
New York, NY 10022                                     New York, NY 10022

Benjamin Schliemann      Germany        Vice President Vice President
Hanseatic Corporation                                  Hanseatic Corporation
450 Park Avenue                                        450 Park Avenue
Suite 2302                                             Suite 2302
New York, NY 10022                                     New York, NY 10022

Wolfgang Traber          Germany        Principal      Private Investor
Hanseatic Corporation                   Stockholder    Hanseatic Corporation
450 Park Avenue                                        450 Park Avenue
Suite 2302                                             Suite 2302
New York, NY 10022                                     New York, NY 10022
